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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 0-23354


(Check One):

|X|   Form 10-K    [  ]  Form 10-KSB   [  ] Form 11-K  [  ] Form 20-F

[  ]  Form 10-Q    [  ]  Form N-SAR

           For Period Ended            March 31, 1997
                                ---------------------------------
[  ]  Transition Report on Form 10-K       [  ]  Transition Report on Form 10-K
                                                 and Form 10-QSB

[  ]  Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR

[  ]  Transition Report on Form 11-K

      For the Transition Period Ended

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant             Flextronics International Ltd.
                                 -----------------------------------------------

         Former name if applicable
                                  ----------------------------------------------

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         Address of principal executive office (Street and Number)
                                                                   -------------
               514 Chai Chee Lane, #04-13, Bedok Industrial Estate
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               City, State and Zip Code    Singapore  469029
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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Because the Company is reevaluating its accounting treatment of its acquisition of Astron Group Ltd. in February 1996, the Company is currently unable to complete the preparation of its audited financial statements for the fiscal years ended March 31, 1996 and 1997 and related disclosure in its Annual Report on Form 10-K for the fiscal year ended March 31, 1997.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

          Robert R.B. Dykes           (408)                 428-1300
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              (Name)               (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes [ ] No



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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X]  Yes     [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached)

                         Flextronics International Ltd.
         ---------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

               Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date              June 27, 1997           By  /s/ Michael E. Marks
    ----------------------------              -------------------------
                                              Michael E. Marks
                                              Chairman and
                                              Chief Executive Officer

                      Instruction. The form may be signed by an executive
               officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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PART IV, ITEM (3) EXPLANATION

               In accounting for the acquisition of Astron Group Ltd., the Company obtained an appraisal of Astron's in-process technologies from an independent valuation firm and a substantial part of the Company's ongoing discussions with the Securities and Exchange Commission have related to this appraisal. In connection with these discussions, the Company has undertaken to obtain a second independent valuation of various elements of the assets of Astron and has engaged a prominent international appraisal firm for this purpose.

               The Company cannot provide a reasonable estimate of the results of operations because the results will be materially affected by the Companies accounting treatment of the Astron acquisition.